EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
FEBRUARY 9, 2006
LJ INTERNATIONAL INCREASES FINANCIAL GUIDANCE FOR
FOURTH QUARTER AND FULL YEAR 2005; COMPANY TO REPORT
STRONGEST QUARTER IN HISTORY
Company Also Expects ENZO to Exceed Prior Revenue Guidance for 2006
HONG KONG and LOS ANGELES, February 9, 2006 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today revised upward its revenue and earnings guidance for its fourth quarter and year ended December 31, 2005. The Company attributed its increased guidance to better-than-expected growth in both its core business in the U.S. as well as its new ENZO retail stores in China.
For the fourth quarter ended December 31, 2005, LJI expects to report record revenues of more than $32 million and net income of more than $1.3 million, or $0.08 per fully diluted share. For the full year 2005, LJI expects revenues of at least $95 million and net income of more than $3.0 million, or $0.23 per fully diluted share. These upward revisions exceed the prior guidance given by the Company in December 2005, when it projected fourth-quarter 2005 revenues of $26 million to $27 million ($89 million to $90 million for the full year 2005) and earnings per fully diluted share of between $0.07 and $0.08 ($0.22 to $0.23 for the full year).
Compared to the same period last year, for the fourth quarter ended December 31, 2005, LJI expects revenues to increase by at least 28%, net income to increase by approximately 80% and earnings per share on a fully-diluted basis to increase by at least 50%, despite a substantial increase in shares outstanding.
Yu Chuan Yih, LJI’s Chairman and CEO, said, “We are pleased to soon be able to report another sequential as well as year-over-year quarter of record financial and operational results. Our ability to continuously meet or exceed our projections in both revenues and earnings is attributable to the faster than expected retail growth in China coupled with the continued steady growth in our worldwide wholesale operations.

LJ International

Mr. Yih continued, “Our record fourth quarter 2005 performance, followed by the outstanding initial market acceptance of our ENZO brand in early 2006, is particularly encouraging since this represented the first time in which we had a strong retail presence in China. Since most of our 20 stores currently in operation were opened in late 2005, we are unable to produce same-store comparisons at the moment. However, our Shanghai flagship store has been opened for over a year now and is experiencing very positive same-store-sales growth. We expect the strong consumer response to the ENZO brand will enable our ENZO stores to exceed our earlier revenue guidance for 2006.”
ENZO Division Experiences Significant Initial Market Acceptance
The Company also released initial financial results for its ENZO Division, which has in less than two years grown to become the largest foreign-branded retail chain of jewelry stores in China, ahead of Tiffany & Company (NYSE: TIF), which is well behind ENZO’s pace of new store openings. LJI attributed its better-than-expected initial market acceptance for ENZO to its first-mover advantage in China, aggressive advertising, marketing and brand building campaigns as well as lack of foreign competition. These initiatives, among others to be disclosed later, helped drive significant initial consumer traffic to ENZO’s retail stores before Chinese New Year, the country’s busiest retail season of the year.
The Shanghai flagship store experienced a three-fold increase in sales compare to the same month last year in January 2006. The Company noted that it is confident that this growth trend will continue.
If you would like to be added to LJI’s investor email lists or have additional questions, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.
Video News Release (VNR) Accessible to Media
Details on ENZO’s Macau mega-store, plus comments from a well-respected financial analyst and Mr. Yih, are available to the broadcast media via a video news release (VNR). This can be accessed by contacting Mark Hirsch or Ike McFadden at 561-750-7590.
About LJ International Inc.
LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.

LJ International

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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